June 10, 2005



Mr Bradley S. Powell
Vice President of Finance
Eden Bioscience, Inc.
3830 Monte Villa Parkway, Suite 100
Bothell, Washington 98021-7266


	Re:	Eden Bioscience, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 25, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 11, 2005
		File No. 0-31499


Dear Mr Powell:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 40

Inventory, page 45

1. We note, on page 12 of your filing, your disclosure indicating that in January 2004 you began exchanging, at no cost to distributors, existing Messenger inventory for Messenger STS inventory. Additionally you indicate on page 23 that you conducted
"limited" tests on inventory, held by your distributors, for quality deficiencies due to aging deterioration. As a result, you replaced 10,000 ounces held by distributors in 2003. This appears to imply that you have an obligation to guarantee your product beyond delivery to distributors. Please address the following:

a. Expand your note disclosures and MD&A to clarify your obligation to monitor and replace product and you intent to replace inventory that fails to meet quality standards. Specifically identify when your obligation ends to monitor the quality of or to replace your product.

b. Clarify for us whether the 470,000 ounces you provided to distributors, at no cost, as disclosed on page 47, is related to the exchange of Messenger inventories held by distributors for Messenger
STS inventory.

c. Quantify the sales previously recognized related to inventories exchanged.

2. Given the activities relating to the replacement, return and testing of product held by distributors it appears you have significant obligations with respect to inventory you have recorded as sold. Please explain why it is appropriate to recognize revenue given these arrangements. Please provide us with the terms of your distributor agreements and explain to us why the timing of your revenue recognition is appropriate.

3. We have noted that your inventory quantity balance significantly exceeds your annual sales and consists of approximately 2.9 million ounces of Messenger and Messenger STS. We note from your disclosures on page 23 indicating that the shelf life of your product, according to laboratory studies, is stable for two years, although you also indicate that recent retesting indicates a four year life related to
2000 Messenger inventory. Please submit your analysis demonstrating how you have concluded that the value of your inventory is not impaired above that of your current reserve. Include in your analysis the balance of your Messenger and Messenger STS inventories, in ounces and dollars, as of December 31, for all periods presented. Additionally, demonstrate how all of your inventory is a current asset since it appears you may be unable to sell your inventory within a 12 month period.


Revenues, page 46.

4. We note your revenue recognition disclosure indicating that you recognize revenue net of sales allowances. Such allowances include sales and marketing support, product warehousing and delivery, and information exchange. Additionally your revenue recognition policy indicates that distributors do not have product return rights, although your disclosures on page 33 indicate that in February 2003 you received 232,000 ounces of product back from a distributor after you paid $250,000 to settle unpaid accrued sales allowances and an uncollected accounts receivable. Please tell us the period and amount of sales recognized associated with the 232,000 ounces which were returned. Additionally please demonstrate how you have determined that the sales price is fixed or determinable since your sales allowances appear to be variable in nature. In this regard we note your adjustments to you sales allowances on page 46.

5. We note your disclosure indicating that you provide an
allowance
for warranty claims, however we were unable to locate the
disclosure
describing the nature and terms of your warranty.   Please address
each of the following:

* Describe the terms of your product warranty and whether it is the same for all customers.
* Demonstrate how you have concluded that your warranty costs are reliably estimated.
* To the extent you are obligated to guarantee the quality of your product, demonstrate how you have appropriately recognized sales.

Refer to SAB Topic 13.A.3.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill Davis
								Branch Chief

??

??

??

??

Mr. Bradley S. Powell
Eden Bioscience, Inc.
June 10, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05